Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-181639

San Diego Gas & Electric Company

Final Term Sheet

March 9, 2015

Floating Rate First Mortgage Bonds, Series OOO, due 2017

1.914% Amortizing First Mortgage Bonds, Series PPP, due 2022

This free writing prospectus relates only to the securities described below and should be read together with San Diego Gas & Electric Company’s preliminary prospectus supplement dated March 9, 2015 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated July 5, 2012 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	San Diego Gas & Electric Company (the “Company”)

Anticipated Ratings[1]:	Aa2 (stable) by Moody’s Investor Service A+ (stable) by Standard & Poor’s Ratings Services AA- (stable) by Fitch Ratings

Trade Date:	March 9, 2015

Settlement Date:	March 12, 2015 (T+3)

Floating Rate First Mortgage Bonds, Series OOO, due 2017

Securities Offered:	Floating Rate First Mortgage Bonds, Series OOO, due 2017 (the “Series OOO Bonds”)

Aggregate Principal Amount Offered:	$140,000,000

Coupon:	Three-month LIBOR + 0.200%

Maturity:	March 9, 2017

Interest Payment Dates:	Interest on the Series OOO Bonds will accrue from March 12, 2015 and will be payable quarterly, in arrears, on March 9, June 9, September 9 and December 9 of each year (each, a “Series OOO Payment Date”), beginning on June 9, 2015, and at maturity, subject to adjustment as provided in the Preliminary Prospectus Supplement if any Series OOO Payment Date (other than the Series OOO Payment Date falling on the maturity date of the Series OOO Bonds) is not a Series OOO business day (as defined in the Preliminary Prospectus Supplement).

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Determination of Interest Rate:	The interest rate on the Series OOO Bonds for the period from and including their original issue date to but excluding the Series OOO Payment Date falling in June 2015 will be equal to the 3 Month LIBOR Rate (as defined in the Preliminary Prospectus Supplement), determined as of the second London banking day (as defined in the Preliminary Prospectus Supplement) immediately preceding the original issue date of the Series OOO Bonds plus 0.200% per year. Interest on the Series OOO Bonds will be reset on each Series OOO Payment Date (each of these dates is called an “interest reset date”), beginning with the interest reset date falling in June 2015, and will be equal to the 3 Month LIBOR Rate, determined as of the second London banking day immediately preceding the applicable interest reset date, plus 0.200% per year. See the Preliminary Prospectus Supplement for the definition of “3 Month LIBOR Rate” and some of the other terms used herein and for further terms and provisions applicable to the interest rate on the Series OOO Bonds.

Optional Redemption Provision:	Not redeemable, except under the limited circumstances described in the Preliminary Prospectus Supplement under the caption “Supplemental Description of First Mortgage Bonds–Optional Redemption–Sale, Eminent Domain, Etc.”

Price to Public:	100.000%, plus accrued interest, if any

CUSIP:	797440BS2

ISIN:	US797440 BS22

1.914% Amortizing First Mortgage Bonds, Series PPP, due 2022

Securities Offered:	1.914% Amortizing First Mortgage Bonds, Series PPP, due 2022 (the “Series PPP Bonds”)

Aggregate Principal Amount Offered:	$250,000,000

Principal Repayments:

Principal will be repaid in fourteen equal installments of $17,857,000 each, payable semiannually on February 1 and August 1 of each year, commencing August 1, 2015; provided that the amount of the remaining such installments of principal shall be reduced in the event of a partial redemption of the Series PPP Bonds and adjusted in the event of the issuance of additional Series PPP bonds, all as provided in the Preliminary Prospectus Supplement; and provided, further, that if the final such installment of principal is not equal to the aggregate unpaid principal amount of the Series PPP Bonds outstanding on the maturity date, then such final installment of principal shall be increased or decreased, as applicable, so that such final installment is equal to such aggregate unpaid principal amount. The final installment of principal will be paid at maturity on February 1, 2022.

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2015

Coupon:	1.914% per annum, accruing from March 12, 2015

Maturity:	February 1, 2022

Yield to Maturity:	1.914%

Spread to Benchmark Treasury:	+80 basis points

Benchmark Treasury:	1.000% due February 15, 2018

Benchmark Treasury Yield:	1.114%

Optional Redemption Provision:	Make-whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) + 12.5 basis points. See the Preliminary Prospectus Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to such optional redemption. The Series PPP Bonds are also subject to redemption under the limited circumstances described in the Preliminary Prospectus Supplement under the caption “Supplemental Description of First Mortgage Bonds–Optional Redemption–Sale, Eminent Domain, Etc.”

Price to Public:	100.000%, plus accrued interest, if any

CUSIP:	797440BT0

ISIN:	US797440 BT05

All Bonds Offered Hereby

Total Net Proceeds:	Approximately $388.1 million, after deducting underwriting discounts but before deducting estimated offering expenses payable by San Diego Gas & Electric Company.

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC

The Williams Capital Group, L.P.

Co-Managers:	Academy Securities, Inc.

Siebert Brandford Shank & Co., L.L.C.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, by calling Mitsubishi UFJ Securities (USA), Inc. toll-free at (877) 649-6848, by calling RBC Capital Markets, LLC toll-free at (866) 375-6829, or by calling The Williams Capital Group, L.P. toll-free at (800) 924-1311.

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